EXHIBIT 12.2
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Years Ended December 31,
	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$201,008	$121,609	$106,111	$100,658	$106,188
Add:
Interest expense	245,895	164,035	125,108	107,791	107,978

Earnings as adjusted	$446,903	$285,644	$231,219	$208,449	$214,166

Combined fixed charges and Preferred Unit distributions:
Interest expense	$245,895	$164,035	$125,108	$107,791	$107,978
Capitalized interest	51,808	39,111	23,572	26,854	32,377

Total fixed charges	297,703	203,146	148,680	134,645	140,355

Preferred Unit distributions	3,829	4,572	16,254	26,153	34,309

Combined fixed charges and Preferred Unit distributions	$301,532	$207,718	$164,934	$160,798	$174,664

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.5	1.4	1.4	1.3	1.2

(1)	Net earnings from discontinued operations have been reclassified for all periods presented to conform with the list of communities in discontinued operations as of December 31, 2006.